Exhibit 12(c)

                                    Louisiana Power and Light Company
                        Computation of Ratios of Earnings to Fixed Charges and
                   Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                             Twelve Months Ended December 31,
                                                                       1990      1991       1992      1993     1994

Fixed charges, as defined:
  Interest on mortgage bonds                                         $101,996   $97,324   $68,247   $60,939   $58,338
  Interest on long-term debt - other                                   52,361    61,492    60,425    63,694    66,482
  Interest on notes payable                                                87        --       150       898     1,948
  Other interest charges                                                6,378     5,924     5,591     5,706     4,546
  Amortization of expense and premium on debt - net(cr)                 3,397     3,282     7,100     5,720     5,130
  Interest applicable to rentals                                       12,906    11,381     9,363     8,519     8,332
                                                                     ------------------------------------------------

Total fixed charges, as defined                                       177,125   179,403   150,876   145,476   144,776

Preferred dividends, as defined (a)                                    42,365    41,212    42,026    40,779    29,171
                                                                     ------------------------------------------------

Combined fixed charges and preferred dividends, as defined           $219,490  $220,615  $192,902  $186,255  $173,947
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Earnings as defined:

  Net Income                                                         $155,049  $166,572  $182,989  $188,808  $213,839
  Add:
    Provision for income taxes:
      Federal and State                                                62,236     8,684    36,465    70,552    79,260
    Deferred Federal and State - net                                   (9,655)   67,792    51,889    43,017    21,580
    Investment tax credit adjustment - net                             26,646     8,244    (1,317)   (2,756)  (37,552)
    Fixed charges as above                                            177,125   179,403   150,876   145,476   144,776
                                                                     ------------------------------------------------

Total earnings, as defined                                           $411,401  $430,695  $420,902  $445,097  $421,903
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Ratio of earnings to fixed charges, as defined                           2.32      2.40      2.79      3.06      2.91
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Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                         1.87      1.95      2.18      2.39      2.43
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  (a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%)
      minus the income tax rate.